Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
STAK Holdings Limited	Hong Kong
STAK (Changzhou) intelligent Technology Co., Ltd.	PRC
YLAN Technology (Changzhou) Co., Ltd.	PRC
Changzhou Zhongshan intelligent Equipment Co., Ltd.	PRC